November 23, 2011

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2010 Filed June 2, 2011 File No. 001-14878

Dear Mr. Jay Ingram:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated November 9, 2011, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2010 filed on June 2, 2011.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your response to comment two of our letter dated September 26, 2011, in which you provided the materials related to your coal reserve estimates supplementally. In future filings, provide a table of your coal reserves disclosing the proven and probable reserves separately, as defined in Industry Guide 7, for each mine without resource disclosure. In particular, provide a brief discussion of:

•                  The coal beds of interest, including minable coal thickness.

•                  The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

•                  A list of your coal processing and/or handling facilities.

•                  The road, barge and/or railroad access to each of your properties.

•                  The present condition of the mine.

•                  Material events of interest concerning the mine, adverse of otherwise within the last three years.

•                  Any mine expansions, contractions or decommissioning within the last three years.

•                  Any planned expansions or reductions in mining.

•                  Any joint ownership.

•                  Any use of mining contractors.

•                  Disclose if the coal is steam of metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content. Do not report Btu content as “dry,” but include natural moisture in the calculation.

•                  If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves. In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

•                  Provide totals to the table where appropriate

Response:

It has been the Company’s understanding that compliance with the disclosures required by Industry Guide 7 is required to registrants engaged or to be engaged in significant mining operations.  The Company is not engaged in significant coking coal mining operations, and we believe Industry Guide 7 disclosures would not be appropriate.

The raw materials represented by the Company´s coking coal mining operations are not sold to external customers and, consequently, the Company does not have revenue-producing from these coking coal mining operations. Currently our coking coal mines are not producing relevant levels of coking coal and when or if these levels increase in the future it will be to supply the upstream vertical integration of our steel making process.

This being the case, we believe the additional detail concerning the Company’s coking coal mining operations would be confusing and of little value to investors.  If in the future the Company changes its strategy related to coking coal mining operations and they become a revenue generation business, the Company will include the complete information as required by Industry Guide 7.

Comment No 2

We note your response to comment three of our letter dated September 26, 2011 in which you provided us supplementally the information related to your annual production and coal pricing. In future filings, please include this with your annual filing.

Response:

The Company understands that in response to comment three of your letter dated September 26, 2011 we provided supplementally the information related to our coke annual production and price.  In response to the Staff’s comment, the Company will disclose in future filings the information related to its coke annual production and price. Additionally, in terms of coking coal, as described in our response to comment no. 1 above, the Company does not sell this product.

Comment No 3

We note your response to comment 15 of our letter dated September 26, 2011. We further note that the draft disclosure provided does not clearly disclose the information required by Item10.B. of Form 20-F. For example, we note your disclosure that “[c]hanges to the right assured by the bylaws require amendments to the bylaws, which must be resolved on by the Extraordinary Shareholders’ Meeting. This provision equals to the provision set forth in Law.” It is unclear from this disclosure what action is necessary to change the rights of shareholders, as required by Item 10.B.4. In addition, your draft disclosure includes multiple references to your By-laws and other governing laws and statutes so that investors would have to consult other documents to obtain the required disclosure. For example, we note your disclosure that “preferred shares do not give their holders the right to vote, except when said rights are guaranteed by Federal Law 6,404/76,” and “shareholders” meetings are called in accordance with the provisions set forth in Article 124 of Law 6,404/76.” In future filings, please include disclosure that clearly and concisely discloses the information required by Item 10.B of Form 20-F.

Response:

In response to the Staff’s comment, the Company will include disclosure in future filings that clearly and concisely discloses the information required by Item 10.B. of Form 20-F.

Comment No 4

We note your response to comment 19 of our letter dated September 26, 2011 in which you provided us supplementally the information related to your iron ore reserves and that in future filings you will not include any resource disclosure with your annual filings. You may disclose the sum of your measured and indicated resources as mineralized material. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an “in place” tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper as these can be confused with reserves. Note that “mineralized material” does not include material reported as reserves and volumes and grades estimated by using geologic inference, which are sometimes classed as “inferred” or “possible” by some evaluators.

•                  Remove the terms “measured,” “indicated,” “inferred,” “mineral resource,” “mineral resource base,” “drill indicated,” “geological resources” and associated estimates from your future filings.

•                  If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as “mineralized material.”

•                  Please do not disclose estimates based on geologic inference, such as “inferred” or “possible/potential” resources.

•                  Please be advised potential resources are not recognized by the JORC code.

Response:

In response to the Staff’s comment, the Company will remove in future filings the terms “measured,” “indicated,” “inferred,” “mineral resource,” “mineral resource base,” “drill indicated,” “geological resources,” and associated estimates. The Company will also disclose in future filings the estimates as “mineralized material”, if the quantities associated with the above terms meet the requirements of mineralized material. The Company will not disclose in future filings estimates based on geologic inference, such as “inferred” or “possible/potential” resources.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

		By	/s/ Osvaldo Burgos Schirmer

Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

Copy:	Erin Jaskot, Esq.
Staff Attorney